GULF CHRONIC CARE INC.

12465 South Fort Street, Suite 240

PO Box 1382

Draper, Utah 84020

April 16, 2019

VIA EMAIL and EDGAR UPLOAD

Reganr@sec.gov

Mr. Ruairi Regan

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GULF CHRONIC CARE INC. Draft Offering Statement Filed February 15, 2019 File No. 367-00196

Dear Mr. Regan:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your correspondence of March 28, 2019. Gulf Chronic Care, Inc (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of March 13, 2019, the Company responds as follows:

Plan of Distribution, page 9

1. Please expand your plan of distribution discussion to clarify which individuals will be conducting the selling activities described by you.

Response: The following paragraph is added to p.9 of the draft Offering Circular:

“Solicitation from the Company will be conducted by officers, directors and/or employees of the company via in-person, telephone, text and/or email.”

Exhibits

2. Refer to prior comment 2. Please include all exhibits required by Paragraph 12 of Item 17 of Form 1-A, including, as examples, the legal opinion required as Exhibit 12 and the correspondence required as Exhibit 15(a).

Response:

See attached an opinion of counsel as required by Paragraph 12 of Item 17 of Form 1-A.

There is no applicable correspondence required as Exhibit 15(a).

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ Max Rockwell
CEO

April 16, 2019

Gulf Chronic Care, Inc.

12465 South Fort St.

Draper, UT 84020

Re:	Gulf Chronic Care Inc.
Offering Statement on Form 1-A for an offering of up to 5,000,000 shares of common stock

Ladies and Gentlemen:

I have acted as counsel to Gulf Chronic Care Inc., a Delaware corporation (the “Company”), in connection with the proposed offering by the Company of 5,000,000 shares of the Company’s common stock (the “Securities”) pursuant to the Company’s Offering Statement on Form 1-A, as amended (the “Offering Statement”) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”).

I have reviewed the Company’s charter documents, the Offering Statement and the corporate proceedings taken by the Company in connection with the offer, issuance and sale of the Securities. In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as copies and the authenticity of the original of such copies.

Based on such review, I am of the opinion that the Securities have been duly authorized and will be, when issued in the manner described in the Offering Statement, legally issued, fully paid and nonassessable. No opinion is being rendered hereby with respect to the truthfulness, accuracy or completeness of the Offering Statement or any portion thereof.

I consent to the filing of this opinion letter as an exhibit to the Offering Statement and reference to myself under the caption “Legal Matters” in the Offering Statement.

This opinion letter is rendered as of the date first written above and I disclaim any obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to my attention and which may alter, affect or modify the opinion expressed herein. My opinion is expressly limited to the matters set forth above and I render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Securities.

Very truly yours,

/s/ Parker B. Morrill

Parker B. Morrill, Esq.

GULF CHRONIC CARE INC.

CERTIFICATE OF OFFICER

I, Max Rockwell, in my capacity as Chief Executive Officer of Gulf Chronic Care, Inc., a Delaware corporation (the “Company”), hereby certify to Parker B. Morrill, Esq. that:

1.           There has been no amendment to or other document filed with the Secretary of State of Delaware affecting the charter of the Company since the filing of the Certificate of Incorporation on July 10, 2018, and no such amendment or other document has been authorized by the Board of Directors (the “Board”) or the stockholders of the Company.

2.           No proceeding by the Company with a view to the liquidation or dissolution of the Company is pending or contemplated.

3.           No event has occurred since July 10, 2018 that has affected or that could reasonably be expected to affect the good standing of the Company under the laws of the State of Delaware.

4.           The Bylaws of the Company filed with the U.S. Securities and Exchange Commission on April 4, 2019, as Exhibit 2 to the Company’s Offering Statement on Form 1-A (Commission File No. 024-10975), are a true, correct and complete copy of the bylaws of the Company, have not been amended or modified and are in full force and effect as of the date hereof.

5.           Attached hereto as Exhibit A are true, correct and complete copies of resolutions (the “Resolutions”) adopted by the Board relating to, among other matters, (i) the authorization of the filing of an Offering Statement on Form 1-A relating to the registration by the Company of 5,000,000 shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of the Company issuable according to the Resolutions and the terms set forth in the Offering Statement, and (ii) the issuance of the Shares. The Resolutions were duly adopted at a duly called and held meeting of the Board at which a quorum of the incumbent members of the Board was present and acting throughout or duly adopted by written consent as permitted under Delaware Law. The Resolutions constitute all resolutions and actions of the Board or any committee thereof with respect to the foregoing matters and, except as specifically indicated in the Resolutions, the Resolutions have not been amended, modified, annulled or revoked, and are in full force and effect.

6.           As of the date hereof, and before the issuance of any of the Shares, there are not more than 11,450,000 shares of Common Stock issued and outstanding, and no other shares of stock of any class or series of the Company are issued and outstanding.

7.           Each person who has executed or attested, on behalf of the Company, any document or instrument in connection with the foregoing matters was, at the time of such execution or attestation, a duly elected or appointed officer or director of the Company, held the position indicated next to his or her name on any such document and was duly authorized to execute such document.

8.           This Certificate of Officer may be relied upon by Parker B. Morrill, Esq., counsel to the Company, in connection with its opinion to the Company of even date herewith, and otherwise.

{Signature page follows}

IN WITNESS WHEREOF, I have executed this Certificate of Officer of Gulf Chronic Care Inc. as of _____________________, 2019.

/s/ Max Rockwell
Max Rockwell
Chief Executive Officer

EXHIBIT A

Resolutions of the Board of Directors

RESOLUTION
OF THE
BOARD OF DIRECTORS OF
GULF CHRONIC CARE, INC.

January 14, 2019

Pursuant to the Bylaws of GULF CHRONIC CARE, INC. (the “Company”), the undersigned directors of the Company adopt the following resolution in this action at a meeting of the Board of Directors held January 14, 2019:

WHEREAS, the Company has determined that it is in the best interest of the Company to:

(i) the authorization of the filing of an Offering Statement on Form 1-A relating to the registration by the Company of 5,000,000 shares (the “Shares”) of common stock, $0.01 par value per share (the “Common Stock”), of the Company issuable according to the Resolutions and the terms set forth in the Offering Statement, and (ii) the issuance of the Shares; it is therefore

RESOLVED:

The Company shall commence (i) the authorization of the filing of an Offering Statement on Form 1-A and (ii) the Shares shall be so issued.

DATED this January 14, 2019	DATED this January 14, 2019

/s/ Max Rockwell	/s/ James Dalton
Max Rockwell	James Dalton
President, CEO & Director	Chairman and Director
GULF CHRONIC CARE, INC.	GULF CHRONIC CARE, INC.

DATED this January 14, 2019

/s/ John Brannelly, Jr
John Brannelly, Jr
Secretary and Director
GULF CHRONIC CARE, INC.